UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2007

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: February 13, 2007	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE	Methanex Corporation 1800 – 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 Toll-Free: 1-800-661-8851 http://www.methanex.com
For immediate release
METHANEX TO PRESENT AT MORGAN STANLEY BASIC MATERIALS CONFERENCE ON FEBRUARY 20, 2007
February 13, 2007
Methanex Corporation will be presenting at the upcoming Morgan Stanley Basic Materials Conference being held February 20-22, 2007 in New York City. Mr. Bruce Aitken, Methanex’s President and Chief Executive Officer, will speak to investors on Tuesday, February 20, 2007 at approximately 3:10 p.m. EST (12:10 p.m. PST).
Interested participants can access a live audio webcast of the presentation through the Company’s website at http://www.methanex.com/investor/events.html. The webcast will last for approximately 45 minutes. In addition, an audio recording of the presentation can be downloaded from our website for three weeks after the call.
Methanex is a Vancouver based, publicly-traded company engaged in the worldwide production and marketing of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq Global Market in the United States under the trading symbol “MEOH.” Methanex can be visited online at www.methanex.com.
Inquiries:
Jason Chesko
Director, Investor Relations
Methanex Corporation
604-661-2600
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